Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1901
(212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com
April 26, 2007
VIA EDGAR AND FEDERAL EXPRESS
Mr. John Reynolds
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Aldabra 2 Acquisition Corp. Registration Statement on Form S-1 Filed on March 19, 2007 File No. 333-141398
Dear Mr. Reynolds:
          On behalf of Aldabra 2 Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 19, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Ronald E. Alper.
          Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.
General
1.	Please tell us the factors you considered in determining to value this offering at $200,000,000. Please tell us the factors you considered when determining that you might need $194,060,000 in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation.

Securities and Exchange Commission
April 26, 2007

          The Company and the underwriters agreed to value the offering at $200,000,000 based on the previous transactional experience of the principals of the Company, as well as the underwriters’ evaluation of overall market conditions for similar transactions as the proposed offering, including their ability to solicit investors for an offering of this size.
          Please note that the Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. Furthermore, the disclosure in the Registration Statement currently indicates that the Company has not, nor has anyone on its behalf, taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate, nor has the Company engaged or retained any agent or other representative to identify or locate such an acquisition candidate. The Company’s management does not have any knowledge as to the Company’s ability to effect a business combination following this offering with a company whose fair market value is equal to at least 80% of the Company’s net assets. Accordingly, as set forth on page 35 of the prospectus under the section titled “Proposed business — Effecting a business combination — We have not identified a target business,” we indicate that the Company cannot be certain that it will be able to locate a target business or that it will be able to engage in a business combination with a target business on favorable terms.
2.	Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.
          We supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not yet been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the NASD “no-objection” letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.
3.	We note that the conversion rights are available up to 39.99% of the common stock in the IPO. Provide clear disclosure regarding the reasons for this deviation from the standard conversion feature of SPAC offerings so that investors can understand the company’s position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC, and add a risk factor that addresses the impact the greater conversion threshold could have if a business transaction is approved. Please add an additional risk factor at the beginning of the risk factors section discussing the risks associated with the likelihood of decreased trust assets, including the probability that a merger is consummated despite shareholder dissent in excess of what would be permissible for a standard SPAC entity; and additional reliance on debt or equity to fund the business transaction and operations after the transaction.

Securities and Exchange Commission
April 26, 2007

          We have revised the disclosure in the Registration Statement as requested.
4.	We note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the additional difficulties you may have meeting the 80% threshold in light of decreased trust assets due to greater amounts of conversions than in standard SPAC transactions.
          The 80% fair market valuation test is totally independent of the conversion threshold. The 80% test was originally designed to ensure that the blank check company would not seek to acquire a disproportionately small target in terms of comparative value. The Company still must acquire a target business that has a fair market value of at least 80% of its net assets even with the higher conversion threshold than other blank check companies. As the Company is not required to structure a business combination that provides for it to use its cash to consummate such a transaction and, instead, can use solely its equity, the higher conversion threshold may not have any impact on the logistics of a transaction. Furthermore, if the Company does structure a business combination that provides for it to use its cash to consummate the business combination, the risk of the Company not having sufficient capital resources to complete the transaction is already disclosed in the risk factor captioned “The ability of our stockholders to exercise their conversion rights may not allow us to effectuate the most desirable business combination or optimize our capital structure.” Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.
5.	We note that management appears to be affiliated with various investment related firms. We also note your statement on page 53 that “we have agreed not to consummate a business combination with an entity which is affiliated with any of our existing stockholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view.” Please discuss in more detail whether Aldabra 2 may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these firms or an affiliate thereof, and if so describe the criteria, if any, that the company will utilize in such an instance to ensure that the transaction is conducted on an arm’s-length basis. Also, please discuss all applicable conflicts of interest that arise.
          We have revised the disclosure in the Registration Statement, including in the “Conflicts of Interest” section, to indicate that the Company does not anticipate acquiring an entity that is either a portfolio company of, or has otherwise received a financial investment from, an investment banking firm (or an affiliate thereof) that is affiliated with its management. However, if circumstances change and the Company determines to acquire such an entity, it is required to obtain an opinion from an independent investment banking firm that the business combination is fair to the Company’s unaffiliated shareholders from a financial point of view.

Securities and Exchange Commission
April 26, 2007

6.	In light of the fact that each officer/director may be looking at the same companies with respect to both Aldabra 2 and other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to Aldabra 2 and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus, or the company should tell us why such information is not relevant to an investment in Aldabra 2.
          We have revised the disclosure in the Registration Statement to indicate that the Company will not consummate a business combination with any entity with which the Company’s officers and directors, through their other business activities, is currently having acquisition or investment discussions. Accordingly, we do not believe there is any reason to disclose such contacts and discussions.
7.	We note the statement on the cover page that you have not, nor has anyone on your behalf, engaged in discussions with representatives of other companies with respect to a business combination. You also state on page one that you have not contacted any prospective target business or had any discussions, formal or otherwise, with respect to such a transaction. Please revise to address whether your officers and directors either among themselves or with your underwriters or advisors have had discussions regarding possible business targets. In addition, please revise to address the extent to which any of your officers and directors have individually identified or considered a target business, even if such consideration did not involve discussions with other officers and directors or anyone else. If consideration of targets or discussions have occurred in an officer’s or director’s capacity as an investor or affiliate of an entity other than Aldabra 2, please advise and revise accordingly.
          We have revised the disclosure in the Registration Statement to indicate that the Company’s officers and directors have not had any discussions regarding possible business targets, either amongst themselves or with the underwriters or other advisors. We have further revised the disclosure to indicate that the Company’s officers and directors have not individually identified or considered a target business.
8.	We note that Messrs. Leight and Weiss have agreed to indemnify the trust against claims of various vendors. State whether any potential claims would not be covered by the indemnification. Clarify whether the officers and directors of Aldabra 2 would be obligated to bring a claim against Messrs. Leight and Weiss to enforce such indemnification. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.
          We currently indicate in the “Prospectus Summary,” and elsewhere, as follows:

Securities and Exchange Commission
April 26, 2007

“...Messrs. Leight and Weiss will not have any personal liability as to any claimed amounts owed to a third party who executed a waiver (including a prospective target business). Additionally, in the case of a prospective target business that did not execute a waiver, such liability will only be in an amount necessary to ensure that public stockholders receive no less than $10.00 per share upon liquidation.”
Accordingly, we respectfully believe that the limitations on the indemnification to be provided by Messrs. Leight and Weiss are properly disclosed. We have revised the disclosure in the Registration Statement to indicate that, if the individuals refused to satisfy their required obligations, the Company would have a fiduciary obligation to bring an action against such individuals to enforce the Company’s rights to indemnification and accordingly would bring such an action.
9.	You state on page 15 that you expect to either become listed on an exchange or register the warrants in every state. Please revise the summary, risk factors and where appropriate to clarify your intentions regarding an exchange listing application and further Blue Sky registration.
          The above-referenced disclosure on page 15 states that the Company “expects to either continue to be listed on a national securities exchange, which would provide an exemption from registration in every state, or...” The Company has applied to have its securities listed on the American Stock Exchange. The disclosure on the cover page, and elsewhere, has been revised to reflect this fact. We respectfully believe no further revision to the disclosure in the Registration Statement is necessary.
Prospectus Summary, page 1
10.	Please reconcile the statement on page 1 “[w]e may, however, structure a business combination to acquire less than 100% of such interests or assets of the target business but will not acquire less than a controlling interest (which would be at least 50% of the voting securities of the target business)” with the statement on page 2 “[i]f we issue securities in order to consummate a business combination, our stockholders could end up owning a minority of the combined company as there is no requirement that our stockholders own a certain percentage of our company after our business combination” or advise.
          As indicated on page 1 of the “Prospectus Summary,” the Company will not acquire less than a controlling interest of a target business (meaning not less than 50% of the voting securities of such target business). However, even in a situation where the Company acquires 100% of the target business, it is possible that the Company would issue a significant amount of equity securities to the holders of the target business. As a result, while the Company would own 100% of the target business (which typically would become the Company’s subsidiary), the Company’s original stockholders could end up owning less than a majority of the Company’s then

Securities and Exchange Commission
April 26, 2007

outstanding securities (as a result of issuances to the target’s stockholders). Accordingly, we believe the two statements are consistent and that no reconciliation is necessary.
11.	On page 2, please include the statement from page 37 that “[i]f our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm with respect to the satisfaction of such criteria.”
          We have revised the disclosure in the Registration Statement as requested but have instead placed such additional disclosure on page 1.
12.	Please revise the reference on page one to “any jurisdiction where the offer is not permitted” to identify the states in which offers and sales of the units will be made to retail investors. Please briefly address the company’s plans with respect to Blue Sky provisions and the particular states in which offers and sales will be made.
          As indicated above, the Company has applied to have its securities listed on the American Stock Exchange, which would provide an exemption from registration in every state, and we have revised the disclosure in the Registration Statement accordingly. However, should any state make a claim that it was illegal to sell an American Stock Exchange listed security without a state exemption (however baseless such a claim might be), we have retained the above-referenced statement out of an abundance of caution.
13.	Please revise the first paragraph to address the possibility of acquiring assets that, although proposed as operating assets in connection with Aldabra 2, are merely assets that would not be accompanied by historic, audited financial statements with a meaningful profit and loss statement.
          As disclosed under the caption “Proposed Business — Periodic Reporting and Audited Financial Statements,” the Company will provide stockholders with audited financial statements of any prospective target business as part of the proxy solicitation materials sent to stockholders to assist them in assessing the target business. The disclosure further indicates that to the extent that this requirement cannot be met, the Company may not be able to acquire the proposed target business. Accordingly, as the Company contemplates providing audited financial statements to stockholders for any proposed business combination (regardless of the type of transaction that it is), we do not believe any revision to the disclosure is necessary.
The Offering, page 3
Securities to be Sold to Insiders, page 3
14.	Provide the basis for the ability to validly complete a private placement transaction in light of the fact that you anticipate sales of such securities to employees and affiliates.

Securities and Exchange Commission
April 26, 2007

          As indicated in the “Prospectus Summary — Offering,” the purchasers of the insider warrants have agreed that such warrants will not be sold or transferred by them until the later of one year from the date of the prospectus or 60 days after the consummation of a business combination, except to employees of Terrapin Partners LLC or to the Company’s directors at the same cost per warrant originally paid by them. Furthermore, the subscription agreements state that each purchaser is “acquiring the Insider Warrants for his account for investment purposes only” and “that he has no present intention of selling or otherwise disposing of the Insider Warrants in violation of the securities laws of the United States.” Accordingly, although the subscription agreements allow for such future transfers, there is no current intention on the purchasers’ part to distribute such warrants.
Redemption, page 4
15.	Please discuss whether the underwriter has the right to consent before the company can exercise its redemption right and, if so, discuss in the appropriate section the conflicts of interest that result from such right.
          The underwriters do not have the right to consent before the Company can exercise its redemption right. We have revised the disclosure in the Registration Statement to clarify this point.
Offering proceeds to be held in trust, page 5
16.	We note that this subsection and “Limited payments to insiders” on page 6 provide quantitative information regarding anticipated costs and sources to fund those costs. Please revise to include a subsection titled “Anticipated expenses and funding sources,” or something similar, with a brief discussion of the funds that will be available to the company for estimated expenses and working capital. Briefly identify the categories of funding sources (such as the interest that will be paid out of the trust account and out-of-trust sources), quantify the amounts that will be available from each source and quantify your estimated expenses for the categories of expenses that you identify, including due diligence, “no-shop fees,” financial advisor fees and other anticipated expenditures assuming you do and do not consummate a business combination prior to the 24 month period preceding a mandatory dissolution. With respect to the categories of expenses to be identified and quantified, we note the reference to third party consultants on page 26, in addition to D&O insurance, accounting fees and liquidation obligations and reserves. To the extent you plan to seek deferments from vendors or other parties, briefly explain how that is expected to affect your funding requirements. Please include disclosure of estimated legal fees, filing fees, printing and mailing fees, and other categories of costs assuming you do and do not consummate a business transaction. We note the statement on page 26 that you could be left with insufficient funds to continue searching for, or conduct due

Securities and Exchange Commission
April 26, 2007

diligence with respect to, a business target if you are required to forfeit a standard “no-shop” fee.
          We have revised the disclosure in the Registration Statement to include the requested subsection in the “Prospectus Summary.” Please note, however, that, as the Company has a finite life and will automatically expire if it has not completed a business combination within 24 months from the date of the prospectus, there are no legal fees, filing fees, printing and mailing fees associated with the Company’s liquidation.
17.	In this regard, we note the statement on page two that you may seek to acquire a target “substantially in excess of 80% of our net assets.” Your added disclosure should address (1) the additional costs and funding sources in the event you seek a target substantially in excess of 80% of your net assets, and (2) the effect on your available funds if conversions reach the maximum amount under 40%.
          We respectfully refer the Staff to our responses to comments 3 and 4 above. We do not believe any further revisions to the “Prospectus Summary” are necessary.
Certificate of Incorporation, page 6
18.	You state on page seven that you will only consummate a transaction if shareholders vote both in favor of a transaction and in favor of your amendment to provide for perpetual existence. As you indicate on page 6 that the vote to amend your certificate of incorporation would require the majority of your shares outstanding, it appears that consummation of a transaction would require such a vote. However, you state later on page 7 under “Stockholders must approve business combination” that you will proceed with a business combination only if it is approved by a majority of the ordinary shares voted. Please revise to reconcile the apparent inconsistency or advise. Also, discuss what would happen if the shareholders approved the transaction but did not approve the perpetual existence proposal.
          Pursuant to Delaware corporate law, the approval of the proposal to amend the Company’s Amended and Restated Certificate of Incorporation to provide for the Company’s perpetual existence would require the affirmative vote of a majority of the Company’s outstanding shares of common stock. However, Delaware corporate law would generally only require the approval of a majority of the shares of common stock voted by public stockholders to approve a business combination. Accordingly, the two different approval requirements are correctly identified in the Registration Statement.
          If stockholders approved a business combination but did not approve the amendment to provide for the Company’s perpetual existence, the Company would not consummate such business combination. We have revised the disclosure in the Registration Statement to clarify the foregoing.

Securities and Exchange Commission
April 26, 2007

Conversion Rights for Shareholders Voting to Reject a Business Combination, page 7
19.	Please clarify here and in the Conversion Rights section on page 38 the specific procedures for shareholders wishing to convert their shares. For example, explain what steps shareholders will be required to take before and after a meeting to vote on a proposed transaction, including whether you will require shareholders to tender their shares prior to the shareholder meeting.
          We have revised the disclosure in the “Conversion Rights” section on page 38 to clarify what procedures may be required by the Company for public stockholders to perfect their conversion rights. However, as the actual procedures will not be definitively determined except in connection with a proposed business combination, we do not believe it is appropriate to include such disclosure in the “Prospectus Summary.”
Liquidation if no Business Combination, page 8
20.	On page 9 you state “[w]e anticipate the distribution of the funds in the trust account to our public stockholders will occur by , 2009 [10 business days from the date our corporate existence ceases). On page 40 you state, “[a]ccordingly, we would be required to provide for any claims of creditors known to us at that time or those that we believe could be potentially brought against us within the subsequent 10 years prior to our distributing the funds in the trust account to our public stockholders.” Revise your disclosure here and elsewhere as appropriate to be consistent with the concepts in the last paragraph on page 40 to the effect that sections 280 and 281 of the Delaware General Corporation Law have to be considered prior to any distribution from the trust account.
          We currently include the following disclosure on page 8 of the “Prospectus Summary” under the above-referenced subsection:
“Prior to liquidation, pursuant to Section 281 of the Delaware General Corporation Law, we will adopt a plan that will provide for our payment, based on facts known to us at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years. Accordingly, we would be required to provide for any creditors known to us at that time as well as provide for any claims that we believe could potentially be brought against us within the subsequent 10 years prior to distributing the funds held in the trust to our public stockholders.”
We have revised the above-referenced disclosure on page 9 of the “Prospectus Summary” to clarify that distribution of the funds in the trust account is subject to the Company’s obligation under Delaware law to provide for claims of creditors.

Securities and Exchange Commission
April 26, 2007

Risk Factors, page 12
Risks Associated with Our Business, page 12
21.	Please revise the fourth risk factor on page 12 to identify the principal, beneficial provisions of Rule 419 that will not apply to this offering.
          We have revised the disclosure in the Registration Statement as requested.
22.	Please revise the last risk factor on page 13 to disclose the qualitative and quantitative assumptions underlying the belief that Messrs. Leight and Weiss will be able to satisfy any indemnification obligations that may arise.
          We have revised the disclosure in the Registration Statement as requested.
23.	Please revise the second risk factor on page 15 to identify the “certain states” in which offers and sales to retail investors may be made, and clarify the status and implications of offers and sales made in any other state.
          As indicated in response to comments 9 and 12 above, the Company has applied to have its securities listed on the American Stock Exchange, which would provide an exemption from registration in every state. Accordingly, we do not believe any revision to the second risk factor on page 15 is necessary.
24.	Please disclose whether any of the companies identified in the second risk factor on page 17 are “blank check” companies.
          We have revised the disclosure in the Registration Statement as requested to indicate that none of such companies are blank check companies.
25.	We note the third risk factor on page 17 relating to potential conflicts. Please disclose how such future conflicts will be resolved, including whether there is a written policy covering such situations.
          We currently indicate the following in the “Conflicts of Interest” section:
“In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, each of our officers has agreed, until the earliest of a business combination, our liquidation or such time as he or she ceases to be an officer, to present to our company for our consideration, prior to presentation to any other entity, any business opportunity which may reasonably be required to be presented to us under Delaware law, subject to any pre-existing fiduciary or contractual obligations he might have.”

Securities and Exchange Commission
April 26, 2007

We have revised this section to indicate that the Company has not established any procedures to ensure that its officers and directors observe such requirements.
Use of Proceeds, page 24
26.	Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties’ performance of due diligence.
          We wish to advise the Staff that the proceeds set forth in each of the line items may be used to reimburse the Company’s officers, directors and stockholders for any valid expenses that they may incur on the Company’s behalf. For instance, the Company may engage a third party to perform due diligence on a target business and a director may advance an initial retainer fee to such third party on behalf of the Company. This would be a valid expense that would be reimbursable to the director and would fit into the line item referencing payments to third parties. Alternatively, such director could personally expend money in connection with his due diligence of a particular target business, for such things as airfare and travel expenses, hotel charges and other similar items. This would also be a valid expense that would be reimbursable to the director from the Company and would fit into the line item referencing due diligence to be performed by the officers, directors and stockholders of the Company. Accordingly, it is impossible to limit such reimbursement expenses to any particular line item. We therefore have not revised the disclosure in the Registration Statement in response to this comment.
27.	Please explain here and in the business and underwriting sections, whether the underwriters could receive a fee for locating a target company.
          We have revised the disclosure in the Registration Statement in the “Use of Proceeds” and “Proposed Business” sections to indicate that the underwriters could receive a fee for locating a target company. The “Underwriting” section already indicates that the Company may engage any of the underwriters to assist them in locating potential target businesses and may pay a fee in connection therewith.
Proposed Business, page 33
Introduction, page 33
Track Record of Aldabra 2 Management Team, page 34
28.	Tell us whether Aldabra 2 may consider as a target a company that Aldabra Acquisition Corporation considered in its search for an acquisition target.
          We have revised the disclosure in the Registration Statement to indicate that the Company has not contacted any of the prospective target businesses that Aldabra Acquisition Corporation contacted in connection with its search for a business combination and does not

Securities and Exchange Commission
April 26, 2007

intend to do so unless the operations, profits or prospects of such target business improved significantly and the Company was made aware of such change. At this time, the Company does not anticipate this happening.
Effecting a Business Combination. page 34
Sources of Target Businesses, page 35
Sources of Target Businesses, page 35
29.	We note that you will not pay any of your existing officers or directors or any entity with which they are affiliated any finder’s fee or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company concurrent with or after consummation of a business transaction, and whether payment of finder’s fees or consulting fees to these persons will or may be considered in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management’s pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.
          The disclosure currently indicates that in no event will any of the Company’s existing officers, directors or stockholders or any entity with which they are affiliated be paid any fees prior to, or for any services they render in order to effectuate, the consummation of a business combination — this is an outright statement and is not limited to payments by the Company — no payments of any kind will be made. Furthermore, each of the letter agreements signed by the Company’s officers, directors and initial stockholders, filed as exhibits to the Registration Statement, states that they will not receive and will not accept any such payment. Notwithstanding the foregoing, we have clarified the disclosure in the Registration Statement to indicate that no payments will be received from either the Company or any target business.
Facilities, page 41
Employees, page 42
30.	We note the statement that “Terrapin Partners has indicated to us that it will make available to us the services of two of its employees to assist us in our search for a target business.” Please disclose the terms of any agreement or the nature of the understanding between you and Terrapin Partners regarding the use of Terrapin employees, including whether there will be any cost to Aldabra 2. Please indicate whether the Terrapin employees will devote a specific amount of time to efforts on your behalf.

Securities and Exchange Commission
April 26, 2007

          The above-referenced agreement is simply an understanding between the Company and Terrapin Partners and is not subject to a formal agreement. Terrapin Partners has agreed to provide these employees’ services as part of the administrative services to be provided in consideration of the $7,500 per month administrative fee. Such employees will not be required to devote any specific number of hours to the Company’s affairs. We have revised the disclosure in the Registration Statement to indicate the foregoing.
Management, page 47
Directors and Executive Officers, page 47
31.	Please include Mr. Leight’s affiliation with Equilinx and PaperExchange.com L.L.C. in his biography, if appropriate.
          Mr. Leight was on the board of directors of PaperExchange.com L.L.C., a private company, from April 1998 to September 2000. He was never an officer of PaperExchange.com. Although PaperExchange.com sought to become a publicly traded company, it never did so. With respect to Equilinx, although Terrapin Partners LLC owned a small amount of stock in this entity, Mr. Leight was neither an officer nor director of this entity. Accordingly, pursuant to Item 401 of Regulation S-K, no disclosure of these affiliations is required. We therefore have not revised the disclosure in the Registration Statement in response to this comment.
32.	Please include Mr. Rogel’s affiliation with Imall Inc. in his biography, if appropriate.
          Mr. Rogel was on the board of directors of Imall Inc. from 1998 to 1999. He was never an officer of Imall. His directorship ended when the company was merged into Excite@Home. Accordingly, pursuant to Item 401 of Regulation S-K, no disclosure of this directorship is required. Furthermore, in comparison to other business activities of Mr. Rogel that the Company is disclosing, we believe that his role as a director of Imall is not relevant to an investor as the directorship ended so many years ago, the directorship was not lengthy, and he was not involved with the founding or day to day operations of Imall. We therefore have not revised the disclosure in the Registration Statement in response to this comment.
33.	Please include Mr. Albert’s affiliation with Aura Systems, Inc. in his biography, if appropriate.
          Mr. Albert was on the board of directors of Aura Systems, Inc. from July 2001 until September 2004. He served as non-executive chairman of the board from March 2002 until July 2002. He was never an officer of Aura Systems. Accordingly, pursuant to Item 401 of Regulation S-K, no disclosure of this directorship is required. Furthermore, in comparison to other business activities of Mr. Albert that the Company is disclosing, we believe that his role as non-executive chairman of the board of Aura Systems is not relevant to an investor. We

Securities and Exchange Commission
April 26, 2007

therefore have not revised the disclosure in the Registration Statement in response to this comment.
Prior Involvement of Principals in Blank Check Companies, page 49
34.	For each insider, provide the most recent amounts for the following: 1) each insider’s total investment in Aldabra Acquisition Corporation (AAC); 2) each insider’s total income realized and realizable to date from AAC; and 3) the current market value of each insider’s remaining interest in AAC.
          With respect to clause (1) of the Staff’s comment, each insider’s total investment in Aldabra Acquisition Corporation is currently disclosed as no change in their ownership has occurred since the consummation of Aldabra Acquisition Corporation’s business combination.
          With respect to clause (2) of the Staff’s comment, none of the insiders has realized any income to date from their investment in Aldabra Acquisition Corporation’s securities.
          With respect to clause (3) of the Staff’s comment, we have revised the disclosure in the Registration Statement as requested to provide the current market value of each insider’s interest in Aldabra Acquisition Corporation.
Executive Compensation, page 49
35.	Please revise to identify the particular out-of-pocket expenses associated with identifying potential target businesses and performing due diligence. Explain if the out-of-pocket reimbursements are meant to compensate individuals for their time spent traveling, identifying, negotiating or otherwise conducting business on behalf of Aldabra 2 instead of other entities.
          We have revised the disclosure in the Registration Statement in this section to clarify that the reimbursable out-of-pocket expenses are those that are actually incurred by the individuals such as travel expenses, meals and lodging incurred in visiting potential target businesses. Such reimbursement is not intended to compensate the individuals for their time spent conducting business on behalf of the Company.
Director independence, page 50
36.	We note that the board of directors has determined that each of Messrs. Berger, Rogel and Albert is independent. We also note that each of Messrs. Berger, Rogel and Albert received 25,000 shares of common stock for approximately $100 when the public offering price of that many shares is expected to exceed $250,000. Given the anticipated value of the shares they received and the directors’ status, please tell us the criteria you used to determine independence.

Securities and Exchange Commission
April 26, 2007

          We have revised the disclosure in the Registration Statement to clarify that the Company has determined that Messrs. Berger, Rogel and Albert will be independent as defined under the American Stock Exchange’s listing standards. The American Stock Exchange’s definition of “independent” does not take into account equity ownership. Accordingly, under such Exchange’s rules, a director could hold a substantial portion of a company’s stock and still be considered independent. Furthermore, the shares acquired by each of Messrs. Berger, Rogel and Albert were in connection with the Company’s initial organization. This interest is not something that should interfere with each individual’s exercise of independent judgment in carrying out the responsibilities of a director. Accordingly, we believe the Company has properly determined that such individuals are independent for purposes of the American Stock Exchange’s listing standards.
          If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Nathan Leight Jason Weiss